                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                Amendment No. 1
                      and initial filing with respect to
                         Advanced Systems Europe B.V.

                   under the Securities Exchange Act of 1934

                             LEVEL 8 SYSTEMS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  52729M 10 2
        _______________________________________________________________
                                (CUSIP Number)

                               Mr. Yossi Shemesh
                              Liraz Systems, Ltd.
                               5 Hatzoref Street
                              Holon 58856, Israel
                         Telephone: 011-972-3-557-3409

                                with a copy to:

                Scott D. Smith, Esq. and Eliot W. Robinson, Esq.
                    Powell, Goldstein, Frazer & Murphy LLP
                      191 Peachtree Street, 16/th/ Floor
                          Atlanta, Georgia 30303-1740
                           Telephone: (404) 572-6600
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 23, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729 M 10 2                                          Page 2 of 13

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liraz Systems, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             7,685,925
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             7,685,925
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,685,925

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.37%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

CUSIP No. 52729 M 10 2                                          Page 3 of 13

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liraz Systems Export (1990) Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             7,685,925
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             7,685,925
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,685,925

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.37%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

CUSIP No. 52729 M 10 2                                          Page 4 of 13

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advanced Systems Europe B.V.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(c) [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,685,925
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,685,925
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,685,925

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.37%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

CUSIP No. 52729 M 10 2                                          Page 5 of 13

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arie Kilman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            76,667

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          821,257
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             76,667

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          821,257
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      897,924

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.01%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP No.52729 M 10 2                                               Page 6 of 13

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Level 8 Systems, Inc., a Delaware corporation ("Level 8" or "Issuer"). Level 8's principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511.

Item 2.  Identity and Background

         (a) - (c), (f): This Schedule 13D is being filed on behalf of each of the following, who are collectively referred to herein as the "Reporting Persons":

         (1) Liraz Systems, Ltd. ("Liraz"), an Israeli corporation, with its principal business office at 5 Hatzoref Street, Holon 58856, Israel. Liraz is in the business of systems integration.

         (2) Liraz Systems Export (1990) Ltd. ("Export"), an Israeli corporation, with its principal business office at 5 Hatzoref Street, Holon 58856, Israel. Export is a wholly-owned subsidiary of Liraz and is also in the business of systems integration.

         (3) Advanced Systems Europe B.V. ("Advanced Systems"), is a Dutch corporation, with its principal business office at 15 Rechtzaad, 4703 RC Roosendaal, Netherlands. Advanced Systems is a wholly-owned subsidiary of Liraz and is also in the business of systems integration.

         (4) Arie Kilman, an Israeli citizen, with his business address at c/o Level 8 Systems, Inc., 8000 Regency Parkway, Cary, North Carolina 27511. Mr. Kilman currently serves as Chairman of the Board and Chief Executive Officer of Level 8. Mr. Kilman owns 17.8% of the outstanding ordinary shares of Liraz and until December 13, 1999 served as Chairman of the Board of Directors and President of Liraz. Mr. Kilman is the sole director of Export.

Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and incorporated by reference herein.

         This Schedule 13D is being filed to amend the Schedule 13D filed with regard to shares of Level 8 beneficially owned by Liraz, Export and Arie Kilman filed March 9, 1999 (the "Previous Filing") and to add Advanced Systems as a Reporting Person.

         (d) & (e): Except as noted below, during the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Amos Bankirer was the controller of Discount Investment Corporation Ltd. ("DIC"), an Israeli corporation. DIC is a principal holder of ordinary shares of Liraz. Mr. Bankirer was nominated by DIC and elected as a member of the Liraz Board of Directors, serving from June 29, 1998 to April 3, 2000. On August 5, 1999, an indictment was filed with the Tel-Aviv Magistrate's Court, against DIC, and several then current and former officers of DIC, including Mr. Bankrier, the CFO, a former CEO, another former senior executive, and DIC's legal advisor. The indictment alleged offences under Section 53A(4) of the Israeli Securities Act, 1968, regarding DIC's annual and quarterly financial statements. The asserted offenses related to the non-attachment of the financial statements of Iscar Ltd., Blades Technology Ltd. and Tefron Holdings
(1990) Ltd., to DIC's financial statements, which had been filed with the Israeli Stock Exchange and the Israeli Registrar of Companies, for periods from 1990 until the first quarter of 1995 (inclusive). DIC denied the charges. In May 2000, Mr. Bankrier notified the Court that he had reached a plea bargain with the Tel Aviv District Attorney's Office with regard to his indictment. In the course of

CUSIP No.52729 M 10 2                                               Page 7 of 13

the hearings involving the plea bargain, Mr. Bankrier pleaded guilty to the charges against him. The Court imposed upon him a fine of NIS 230,000 (approximately $56,900 U.S.) and 12 months imprisonment, suspended for three years, which suspension will be revoked if he commits another crime under
Section 53(A)(4). As noted above, Mr. Bankrier resigned his position with Liraz prior to the plea bargain, and has no further connection with Liraz.

Item 3.  Source and Amount of Funds or Other Consideration

         Liraz and Export used available cash and cash equivalents to fund acquisitions of the Common Stock of Level 8 except with regard to 170,000 shares of Common Stock received in exchange for Liraz's guarantee of a loan to Level 8. Advanced Systems funded its acquisitions of Common Stock and preferred shares of Level 8 with loans of funds from Liraz to Advanced Systems. Mr. Kilman used personal funds to purchase his shares.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired their shares of Level 8 for investment purposes. The Reporting Persons intend to consider various alternative courses of action with respect to their interests in Level 8 in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of the Common Stock of Level 8, or the sale of all or a portion of the shares of Common Stock beneficially owned by them, in the open market or in privately negotiated transactions.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to Issuer's Common Stock, the intentions of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that Liraz, Export and Advanced Systems will vote to elect the Merrill Lynch designee, currently Mr. Anthony C. Pizi, to Issuer's Board of Directors (Mr. Pizi is now on the Board of Directors by virtue of an appointment);

         e. Any material change in the present capitalization or dividend policy of the Issuer;

         f. Any other material change in the Issuer's business or corporate structure;

CUSIP No.52729 M 10 2                                               Page 8 of 13

         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j.  Any action similar to any of those enumerated above.

         Each of the Reporting Persons, however, reserves the right to take future actions that may have any of the consequences described above, to acquire additional securities of the Issuer, to dispose of any such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent each Reporting Person individually deems advisable in light of its overall investment strategy, market conditions, the Issuer's business prospects and any other factors.

Item 5.  Interest in Securities of the Issuer

         (a): As of the date of this schedule, the Reporting Persons directly own the following numbers and percentages of the Common Stock of Level 8:

         (b):
                                    Number of Shares     Percentage of
         Reporting Persons          Directly Owned       Outstanding Shares (1)
         -----------------          ----------------     ------------------
         Liraz                         3,086,863             19.31%
         Export                          821,257              5.14%
         Advanced Systems              2,000,000(1)          12.51%
         Arie Kilman                      76,667(2)            (3)

         (1) Including 1,000,000 shares issuable upon conversion of Series A Preferred Stock.
         (2) Including shares issuable within 60 days of this filing upon exercise of options.
         (3) Less than 1%.

         Since Export and Advanced Systems are subsidiaries of Liraz, the direct holdings of each of Liraz, Export and Advanced Systems are aggregated in figures reported in pages 2-5 of this Schedule 13D. The sum of their direct holdings is 5,908,120 shares of the Common Stock (37.22% of 15,875,609, which is the sum of the 14,875,609 shares of Level 8 Common Stock outstanding as of September 30, 2000, and the 1,000,000 shares which may be issued to Advanced Systems upon conversion of Preferred Stock). For the reasons described below, an additional 1,000,000 shares, and warrants to purchase 250,000 shares, all held by Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") are added to the direct holdings of the Liraz affiliates. Also as described below, a Voting Coordination Agreement between Liraz and Mr. Samuel Somech causes Mr. Somech and Liraz to share voting power over their respective shares. Thus, Mr. Somech's holdings of 77,805 shares of Common Stock and options to purchase an additional 450,000 shares are reported herein as being subject to Liraz's shared voting power. Thus the total number of outstanding shares and shares issuable within 60 days over which Liraz, Export and Advanced Systems share control is 7,685,925. The percentage of class, 46.37%, was computed by taking that number and dividing it into 16,575,609 (14,875,609 outstanding plus 1,000,000 issuable upon conversion of preferred stock plus 250,000 issuable upon exercise of the WCAS VI warrants plus 450,000 issuable upon exercise of Mr. Somech's options).

CUSIP No.52729 M 10 2                                               Page 9 of 13

         The Previous Filing reported that Mr. Kilman shared voting power with respect to the Common Stock of Level 8 held by Liraz and Export. Mr. Kilman then owned 19.4%, and continues to hold 17.8% of the outstanding ordinary shares of Liraz. At the time of the Previous Filing Mr. Kilman was also Chairman of the Board of Directors and President of Liraz and the sole director of Export. In addition, at the time of the Previous Filing a shareholders agreement related to Liraz was in effect among Mr. Kilman, PEC Israel Economic Corporation ("PEC") and Discount Investment Corporation Ltd. ("DIC"), pursuant to which Mr. Kilman, PEC and DIC agreed to act together to elect directors of Liraz and for certain other purposes. Mr. Kilman has resigned from his positions with Liraz, and the voting agreement with PEC and DIC relating to Liraz has been terminated. Accordingly, Mr. Kilman no longer shares voting and dispositive power over the Level 8 Common Stock held by Liraz. However, Mr. Kilman remains as the sole director of Export. Therefore Mr. Kilman is reported herein as sharing voting power over the shares of Level 8 held by Export, but disclaims beneficial ownership of those shares except as he may indirectly have such interest through his equity ownership in Liraz.

         Mr. Kilman currently directly owns 10,000 shares of Level 8's outstanding Common Stock. On March 30, 1999, Mr. Kilman voluntarily terminated all of his outstanding options exerciseable for 200,000 shares of Common Stock at exercise prices ranging from $10.45 to $14.73. In December 1999, he was granted new options to purchase 200,000 shares at an option price of $30.25 per share, with such options vesting on a schedule of 1/3 in December 2000, 1/3 in December 2001, and 1/3 in December 2002. On January 6, 2000, Mr. Kilman was granted options to purchase an additional 50,000 shares of Common Stock, with 1/3 vesting on each anniversary of the grant. Consequently, Mr. Kilman currently directly owns 10,000 shares, and has options which will be exercisable within sixty days of this filing for an additional 66,667 shares. When the shares held by Export over which Mr. Kilman shares voting power are included, Mr. Kilman has direct or shared power over 897,924 shares of Level 8 Common Stock, which is 6.01% of 14,942,276 (14,875,609 outstanding plus 66,667 issuable upon exercise of Mr. Kilman's options which are exerciseable within 60 days).

         Level 8 entered into an agreement dated November 23, 1998 (the "Acquisition Agreement") with Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI (collectively, the "WCAS Parties") related to the acquisition of Seer Technologies, Inc. The Acquisition Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Pursuant to the Acquisition Agreement, on December 31, 1998, Level 8 issued to the WCAS Parties 1,000,000 shares of Common Stock and warrants to purchase an additional 250,000 shares of Common Stock for $12.00 a share, and the WCAS Parties transferred to Level 8 approximately 69% of the outstanding voting stock of Seer Technologies, Inc. Under the Acquisition Agreement, at any meeting of shareholders of Level 8 prior to January 1, 2001, each WCAS Party is required to grant a proxy to one or more individuals named by Level 8 to vote all the Level 8 Common Stock that each such WCAS Party beneficially owns. As reported in the Previous Filing, until the voting agreement expires on January 1, 2001, Liraz may be deemed to share voting power with respect to the Level 8 Common Stock beneficially owned by the WCAS Parties because of Liraz's influence with regard to the Board of Directors of Level 8.

         Liraz and Mr. Samuel Somech entered into a Voting Coordination Agreement dated July 31, 1997. That agreement is attached hereto as Exhibit
99.4. The agreement obligated Liraz to vote its shares to maintain Mr. Somech on the Level 8 Board of Directors, and obligates Mr. Somech to vote his shares for the Liraz candidates for the Level 8 Board of Directors. The agreement originally also had provisions allowing Mr. Somech to put his shares to Liraz, and allowing Liraz to call Mr. Somech's shares under certain circumstances. Those put and call options were cancelled in June 2000. The term of the agreement is ten years.

         On August 23, 2000 Level 8 sold 1,000,000 shares of Common Stock to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). In connection with that transaction, Liraz, Export, Advanced Systems and certain of the WCAS Parties (each a "Company Stockholder" and collectively, the "Company Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement"), dated August 23, 2000 with Merrill Lynch. The Stockholders Agreement is Exhibit 99.3 hereto and is incorporated herein by reference. Pursuant to the Stockholders Agreement, each of the Company Stockholders agreed to vote, in person or by proxy, all shares of Common Stock owned by such Company Stockholder in favor of the election of a person designated by Merrill Lynch (the "Merrill Designee") to the Level 8 Board of Directors for so long as Merrill Lynch continues to own 200,000 shares of Common Stock. Additionally, for so long as Merrill Lynch has the right to designate a director of the Company, each of the Company stockholders further agreed to take all action, including the voting, in person or by proxy, of shares of Common Stock owned or controlled by such Company Stockholder, as may be necessary to cause the Company to have a Board of at least 8 directors. In addition, each of the Company Stockholders agreed

CUSIP No.52729 M 10 2                                              Page 10 of 13

that the Common Stock of each Company Stockholder shall not be transferable until such time as any transferee agrees in writing to be bound by the terms of the Stockholders Agreement, subject to certain limited exceptions. Because the Stockholders Agreement grants Merrill Lynch certain rights with regard to the voting of Common Stock held by Liraz, Export and Advanced Systems, and because the Stockholders Agreement restrains transfer of those shares in certain circumstances, Merrill Lynch may be deemed to share voting and dispositive power with respect to the Common Stock owned by Liraz, Export and Advanced Systems. However, because the Agreement does not grant Liraz, Export or Advanced Systems any rights with regard to voting of the shares held by Merrill Lynch or the WCAS Parties, and the transfer restrictions are only in support of Merrill Lynch's rights, Liraz, Export and Advanced Systems do not share voting or dispositive power over the shares held by Merrill Lynch.

         (c): Level 8 has designated 21,000 shares of the authorized preferred stock as Series A 4% Convertible Redeemable Preferred Stock ("Series A Preferred Stock"). On June 28, 1999 Advanced Systems purchased 10,000 shares of Level 8 Preferred Stock, convertible into an aggregate of 1,000,000 shares of Common Stock for a purchase price of $10,000,000. Holders of Series A Preferred Stock are entitled to receive 4% annual cash dividends payable quarterly and have one vote per share of Series A Preferred Stock, voting together with the Common Stock and not as a separate class except on matters adversely affecting the rights of holders of the Series A Preferred Stock. The Series A Preferred Stock may be redeemed at Level 8's option at a redemption price equal to the original purchase price if the closing price of the Common Stock over 20 consecutive trading days is greater than $20 per share. The conversion price of the Series A Preferred Stock is subject to certain anti-dilution provisions, including adjustments in the event of certain sales of Common Stock at a price of less than $10 per share. In the event that Level 8 breaches its obligations to pay dividends when due or to issue Common Stock upon conversion, or the Common Stock is delisted, the dividend rate on the Series A Preferred Stock would increase to 18% per annum (partially payable in shares of Level 8 Common Stock at Level 8's option during the first 60 days of such increased dividend rate). Pursuant to Rule 13d-3(d)(1) of the Regulations under the Securities Exchange Act of 1934, as amended, Advanced Systems is deemed to be the beneficial owner of all the shares into which the Preferred Stock is convertible.

         As part of the Series A Preferred Stock issuance, Advanced Systems acquired warrants exerciseable at $10.00 per share for an additional 1,000,000 shares of Level 8 Common Stock. Advanced Systems exercised those warrants in December 1999.

         Level 8 issued Liraz 60,000 shares of Common Stock in exchange for Liraz's guaranty of a $10,000,000 term loan to Level 8 used to finance the Template acquisition in December 1999 and issued 110,000 additional shares of Common Stock in October 2000 in exchange for Liraz's continuing the guaranty through an extension of the term through November 31, 2001 and an increase in the loan amount of $5,000,000 to a total of $15,000,000.

         The table below sets forth additional purchases and sales of Level 8 Common Stock by the Reporting Persons since the Previous Filing. All such purchases and sales were effected on the Nasdaq Stock Exchange.

                                           Purchase or Sale and
Date              Reporting Person          Number of Shares                    Approximate Price per Share(1)
08/23/00          Liraz                     Purchase, 6,000 Shares              $19.66 per share

09/06/00          Liraz                     Purchase, 3,900 Shares              $19.93 per share

09/07/00          Liraz                     Purchase, 10,000 Shares             $19.75 per share

09/08/00          Liraz                     Purchase, 5,000 Shares              $19.88 per share

CUSIP No.52729 M 10 2                                              Page 11 of 13

09/11/00          Liraz                     Purchase, 7,500 Shares              $19.83 per share
11/02/00          Liraz                     Purchase, 12,500 Shares             $ 9.38 per share
11/02/00          Liraz                     Purchase, 5,000 Shares              $ 8.81 per share
11/03/00          Liraz                     Purchase, 5,000 Shares              $ 8.88 per share
11/03/00          Liraz                     Purchase, 1,000 Shares              $ 9.25 per share
11/03/00          Liraz                     Purchase, 1,100 Shares              $ 9.38 per share

(1)  Exclusive of commissions.


         (d):  Not applicable.

         (e):  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See item 5(b) and item 5(c).

         The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto and incorporated herein by reference.

         Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Company,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss or
(viii) the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         99.1 Joint filing agreement regarding the filing of this Schedule, attached hereto.

         99.2 Agreement, dated November 23, 1998, between Level 8, on one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI is incorporated by reference to Exhibit 2.1 of Level 8's Report on Form 8-K filed with the SEC on January 15, 1999.

         99.3 Stockholders Agreement among Level 8 Systems, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liraz Systems, Ltd. And certain of its affiliates and Welsh, Carson Anderson & Stowe VI, L.P. and certain of its affiliates, incorporated by reference to Exhibit 10.3 of Level 8's Report on Form 8-K filed with the SEC on September 11, 2000.

         99.4 Voting Coordination Agreement between Liraz and Mr. Samuel Somech, dated as of July 31, 1997 and attached hereto.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000.

                                        LIRAZ SYSTEMS LTD.
                                        LIRAZ SYSTEMS EXPORT (1990) LTD.
                                        ADVANCED SYSTEMS EUROPE B.V.
                                        ARIE KILMAN


                                        By: LIRAZ SYSTEMS LTD.

CUSIP No.52729 M 10 2                                              Page 12 of 13


                                        /s/ Mordecai Gutman
                                        ---------------------------
                                            Mordecai Gutman
                                            Chief Executive Officer


                                        /s/ Yossi Shemesh
                                        ----------------------------
                                            Yossi Shemesh
                                            Chief Financial Officer

                                             For itself and on behalf of Liraz
                                        Systems Ltd., Liraz Systems Export
                                        (1990) Ltd., Advanced Systems Europe
                                        B.V. and Arie Kilman pursuant to the
                                        agreement annexed hereto as Exhibit
                                        99.1.

CUSIP No.52729 M 10 2                                              Page 13 of 13

                                 Exhibit Index

         99.1 Joint filing agreement regarding the filing of this Schedule, attached hereto.

         99.2 Agreement, dated November 23, 1998, between Level 8, on one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI is incorporated by reference to Exhibit 2.1 of Level 8's Report on Form 8-K filed with the SEC on January 15, 1999.

         99.3 Stockholders Agreement among Level 8 Systems, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liraz Systems, Ltd. And certain of its affiliates and Welsh, Carson Anderson & Stowe VI, L.P. and certain of its affiliates, incorporated by reference to Exhibit 10.3 of Level 8's Report on Form 8-K filed with the SEC on September 11, 2000.

         99.4 Voting Coordination Agreement between Liraz and Mr. Samuel Somech, dated as of July 31, 1997 and attached hereto.